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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                (FINAL AMENDMENT)

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                           ENCORE MEDICAL CORPORATION
                              (Name of the Issuer)

                           ENCORE MEDICAL CORPORATION
                      (Name of Person(s) Filing Statement)

                                 $7.00 WARRANTS
                        RIGHTS TO ACQUIRE $7.00 WARRANTS
                         (Title of Class of Securities)

                                    29256E125
                      (CUSIP Number of Class of Securities)

                               HARRY L. ZIMMERMAN,
                  VICE PRESIDENT - LEGAL AFFAIRS AND SECRETARY
                                9800 METRIC BLVD.
                               AUSTIN, TEXAS 78758
                                 (512) 832-9500
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
           and Communications on Behalf of Person(s) Filing Statement)
                                    Copy to:
                                 RICHARD S. ROTH
                              JACKSON WALKER L.L.P.
                           1100 LOUISIANA, SUITE 4200
                              HOUSTON, TEXAS 77002
                                 (713) 752-4200

                                DECEMBER 2, 1998
     (Date Tender Offer First Published, Sent or Given to Security Holders)

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             This is the Final Amendment to the Rule 13e-4 Issuer Tender Offer
Statement on Schedule 13E-4, filed with the Securities and Exchange Commission on December 2, 1998 (File No. 5-50431), as amended hereby ("Schedule 13E-4"), relating to an offer by Encore Medical Corporation to purchase any and all outstanding (i) warrants, which have an exercise price of $7.00 per share, and
(ii) rights to acquire such warrants upon the terms and subject to the conditions stated in the Offer to Purchase dated December 2, 1998 (the "Offer to Purchase"), attached to Schedule 13E-4 as Exhibit (a)(1), and the related Letter of Transmittal, attached to Schedule 13E-4 as Exhibit (a)(2). This Final Amendment is being filed by the Company. Unless otherwise indicated, all capitalized terms used herein which are defined in Schedule 13E-4 are used herein as so defined.

Response to Instruction D:

The Offer to Purchase expired, by its terms, at 12:00 Midnight, Austin, Texas time, on December 30, 1998. 614,876 Warrants and Rights to acquire 341,515 Warrants were validly tendered and not withdrawn, and on December 31, 1998 the Company accepted such Warrants and Rights for payment pursuant to the Offer to Purchase.

Item         Response or Cross-Reference to the
             Offering Circular Prospectus

             Item 8        Additional Information

8(e) The Company announced on December 31, 1998 that its Offer to Purchase expired, by its terms, on December 30, 1998 at 12:00 Midnight, Austin, Texas time and that all Warrants and Rights validly tendered would be accepted for payment.

             Item 9        Material to be Filed as Exhibits.

9(a)         (a)(3) Press release dated December 31, 1998.

             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 31, 1998                          ENCORE MEDICAL CORPORATION,
                                           a Delaware Corporation


                                               /s/ Nick Cindrich
                                               ---------------------------------
                                               Nick Cindrich
                                               Chief Executive Officer




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                                  EXHIBIT INDEX



EXHIBIT NO.        DESCRIPTION
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
(a)(3)       Press Release dated December 31, 1998.
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